Exhibit 99.1

August 6, 2025

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2025 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on Tuesday, September 16, 2025, at 6:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To elect seven (7) directors to serve as members of the Board of Directors of the Company (the “Board of Directors” or the “Board”);

2.	To approve compensation for Dr. Anat Cohen-Dayag, our incoming Executive Chair of the Board, subject to her re-election at the Meeting;

3.	To approve compensation for Dr. Eran Ophir, our incoming President and Chief Executive Officer of the Company; and

4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Thursday, July 31, 2025, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares of a nominal value of New Israeli Shekels 0.01 per share of the Company (“Ordinary Shares” or “Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds the Company’s Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such a shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address upon request. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the TASE member through which he or she holds the Company’s Ordinary Shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Company’s Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of Ordinary Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM Israel time on September 15, 2025 (11:59 PM Eastern Time on September 14, 2025), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 16, 2025).

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 6, 2025

 PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2025 Annual General Meeting of Shareholders

To be Held on Tuesday, September 16, 2025

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Company’s 2025 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on Tuesday, September 16, 2025, at 6:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To elect seven (7) directors to serve as members of the Board;

2.	To approve compensation for Dr. Anat Cohen-Dayag, our incoming Executive Chair of the Board, subject to her re-election at the Meeting;

3.	To approve compensation for Dr. Eran Ophir, our incoming President and Chief Executive Officer of the Company; and

4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, July 31, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Shares are registered with a member of the TASE, and intends to vote his or her Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Company’s Shares.

Joint holders of Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

A proxy will be effective only if it is received at the Company’s office no later, 6:59 AM Israel time on September 15, 2025 (11:59 PM Eastern Time on September 14, 2025), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 16, 2025).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. If you choose to vote by proxy, please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board, mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. The Company has retained Alliance Advisors to act as the Company’s solicitation agent and to assist with the solicitation of proxies for an expected fee of approximately $80,000 plus reimbursable expenses. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty-five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to Monday, September 29, 2025, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

REQUIRED VOTE AND VOTING PROCEDURES

The approval of each of Proposal No. 1, Proposal No. 2(a) and Proposal No. 4 on the agenda for the Meeting requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System.

The approval of Proposal No. 2(b) and Proposal No. 3 on the agenda for the Meeting requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective proposal (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two (2%) percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Proposal No. 2(b) and Proposal No. 3, the term “controlling shareholder” also includes a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to each of Proposal No. 2(b) and Proposal No. 3, every voting shareholder is required to deliver a written notice to the Company in accordance with the instructions provided below, whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card), via telephone or Internet voting, or through the Electronic Voting System, who has not delivered a written notice to the Company whether he or she is an Interested Shareholder with respect to Proposal No. 2(b) and/or Proposal No. 3, will be deemed to confirm that such shareholder is NOT an Interested Shareholder with respect to the respective proposal(s).

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than Dr. Anat Cohen-Dayag and her relatives with respect to Proposal No. 2(b) and Dr. Eran Ophir and his relatives with respect to Proposal No. 3), and therefore we do not expect that any of our shareholders be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to Proposal No. 2(b) and/or Proposal No. 3, please deliver a written notice to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm, by email at i.krumholtz@shibolet.com, stating your name, the number of Shares held by you as of the Record Date, the proposal with respect to which you are an Interested Shareholder and any additional information or documentation that may be required by or on behalf of the Company. If your Shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of August 5, 2025 (after the annual equity grant), regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of August 5, 2025.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)

Anat Cohen-Dayag(2)	1,169,244	1.24%
All Office Holders, including directors, as a group (consists of 15 persons)(3)	3,712,506	3.82%

(1)	Based upon 93,535,357 Ordinary Shares issued and outstanding as of August 5, 2025.

(2)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, (ii) 1,099,994 shares subject to options that are exercisable within 60 days after August 5, 2025, with a weighted average exercise price of $5.16 per share, and which expire between August 2026 and July 2034, and (iii) 13,128 RSUs that are vested within 60 days after August 5, 2025.

(3)
Includes (i) a total of 72,059 Ordinary Shares held by directors and executive officers, (ii) a total of 3,609,133 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after August 5, 2025, with a weighted average exercise price of $4.82 per share and which expire between November 2025 and September 2034, and (iii) 31,314 RSUs that are vested within 60 days after August 5, 2025.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2024, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 4, 2025 (File No. 000-30902) (our “2024 Form 20-F”).

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Proxy Solicitation Agent, Alliance Advisors at:

Alliance Advisors, LLC
The Overlook Corporate Center
Clove Rd #400, Little Falls Township, NJ 07424
North American Toll-Free Phone: 1-844-202-6939
Call Collect Outside North America: +001-551-368-0107
Email: CGEN@AllianceAdvisors.com

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the deputy chief executive officer, the vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board, the Company defines additional eight individuals to be Office Holders.

ITEM NO. 1
ELECTION OF SEVEN (7) DIRECTORS

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, all of whom have a serving term that expires at the end of the Meeting. Of such seven (7) members, six (6) stand for re-election for an additional term, one (1) member (Mr. Paul Sekhri) is stepping down from his position and is not standing for re-election, and one (1) new nominee (Dr. Eran Ophir) is brought for election for the first time in connection with his recent appointment as our President and CEO, effective immediately following the Meeting.

Directors are generally elected at each annual general meeting of the Company’s shareholders for a term starting at such meeting and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board by a majority vote of the directors then in office in between annual general meetings of the Company’s shareholders.

General

Election

At the Meeting, all of the Company’s incumbent seven (7) directors, other than our incumbent chairman, Mr. Paul Sekhri, who is stepping down from his position, are nominated for re-election. Additionally, Dr. Eran Ophir, our incoming President and CEO, is being nominated for election as a director. Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that each of Dr. Eran Ophir, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be elected as directors. Dr. Cohen-Dayag will become Executive Chair of the Board immediately following the Meeting in the event she is re-elected.  If elected, each director nominee will serve for a term ending at the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our exiting President and Chief Executive Officer and Dr. Eran Ophir, our currently serving Chief Scientific Officer and our incoming President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board determined that all of the director nominees, except for Dr. Cohen-Dayag and Dr. Ophir, qualify as “independent directors,” as defined by the Nasdaq Rules. In addition, in accordance with our Board’s decision in 2018 to adopt certain reliefs pursuant to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange) (the “Relief Regulations”) for companies whose shares are traded in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Dr. Cohen-Dayag and Dr. Eran Ophir, as independent in accordance with the Companies Law, as supplemented by the Relief Regulations, as well.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of the members of the Audit Committee qualifies as such.

With our ongoing commitment to maintain high governance standards of our Board and given the transition from an independent chair of the Board to having our current President and Chief Executive Officer, Dr. Cohen-Dayag, a non-independent director, becoming the Executive Chair of the Board (subject to her re-election), we are creating a new role of Lead Independent Director (the “Lead Independent Director” or “LID”), and have appointed Mr. Gilead Halevy to act as such, contingent upon his re-election as a director at this Meeting.

This appointment underscores our dedication to robust corporate governance and effective oversight and assists in ensuring the Board’s continued independence and effectiveness, allowing the Company to both have an experienced and engaged Executive Chair while maintaining a clear independent leader for the Board.

Key responsibilities of the LID include ensuring effective communication between the Executive Chair and other board members and between the Board and management to foster a collaborative and informed decision-making environment, and providing independent oversight and input to the Nomination and Corporate Governance Committee regarding the performance of the Executive Chair.

To clearly define and formalize the responsibilities of the Lead Independent Director, the Board adopted a Lead Independent Director charter that outlines the specific duties and expectations associated with the role.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board, the age of such director as of July 31, 2025, and his or her service as an executive officer of the Company or as a member of a committee of the Board are as follows:

Name	Age	Year of First Election	Positions
Eran Ophir, Ph.D.(1)	47	Nominee for initial term of service	Current Chief Scientific Officer; incoming President and Chief Executive Officer
Anat Cohen-Dayag, Ph.D.(2)	58	2014	Current President and Chief Executive Officer, Director; incoming Executive Chair of the Board
Eran Perry(3)(4)(6)	54	2019	Director
Gilead Halevy(4)(6)(7)	58	2018	Director (Chairman of the Audit Committee)
Mathias (Math) Hukkelhoven, Ph.D.(6)	71	2022	Director
Kinneret Livnat Savitzky, Ph.D.(3)(5)(6)	58	2018	Director
Sanford (Sandy) Zweifach(3)(4)(5)(6)	69	2018	Director (Chairman of the Compensation Committee)

____________________

(1)	Immediately following the Meeting, Dr. Eran Ophir will become the President and Chief Executive Officer of the Company and also a member of the Board (subject to his election at the Meeting)

(2)
Immediately following the Meeting, Dr. Anat Cohen-Dayag will cease to be the President and Chief Executive Officer of the Company and will become the Executive Chair of the Board (subject to her re-election at the Meeting)

(3)	Member of our Compensation Committee

(4)
Member of our Audit Committee (and audit committee financial expert, as defined by the SEC rules, with requisite financial experience required under the applicable Nasdaq Rules, as well as financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated there under)

(5)	Member of our Nomination and Corporate Governance Committee

(6)	Independent director

(7)
Immediately following the Meeting and subject to his re-election, Mr. Gilead Halevy will become our Lead Independent Director and a member and the Chair of our Nomination and Corporate Governance Committee

All of the Company’s incumbent directors that are being brought for re-election were elected with the support of more than 90% our Ordinary Shares voted at the annual general meeting of the Company’s shareholders for 2024 (the “2024 AGM”).

Since the 2024 AGM, each incumbent director that is being brought for re-election attended 100% of the Board meetings, except for one who attended 89% of the meetings and all incumbent directors that are being brought for re-election and are committee members attended at least 80% of the respective committees on which they served during such time (with the majority of them attending 100% of the committees’ meetings).

The following are brief biographies of each of the seven (7) director nominees, based upon our records and information furnished to us by them:

Dr. Eran Ophir serves as our Chief Scientific Officer and immediately following the Meeting, will become the President and Chief Executive Officer of the Company. Currently Dr. Ophir is responsible for the Company’s scientific, translational medicine and biomarker strategy, underlying the Company’s innovative portfolio of product candidates, overseeing computational discovery and research and drug discovery activities. Dr. Ophir brings significant expertise in immunology and immuno-oncology from his research work at the Weizmann Institute of Science and the Ludwig Institute for Cancer Research in Lausanne, Switzerland. Dr. Ophir also brings strategic and operational leadership and plays a central role in building Compugen’s innovative immuno-oncology pipeline and corporate strategy. Dr. Ophir joined Compugen in 2015 as a senior scientist and has since held various positions in the R&D department, with increasing responsibilities including appointment to the management team in March 2020 and Senior Vice President of Research and Drug Discovery in April 2022. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science.

Dr. Anat Cohen-Dayag was appointed President and Chief Executive Officer of the Company in 2010 and holds this position since then (until the date of Meeting). In February 2014, Dr. Cohen-Dayag also joined the Board of Directors. Dr. Anat Cohen-Dayag has about 30 years of experience in the biotech industry, both in R&D and executive leadership roles. Dr. Cohen-Dayag joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and Chief Executive Officer. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms and entered into global strategic partnerships with pharma companies. Dr. Cohen-Dayag is also a member of the board of directors of NetwoRx Ltd. (formerly Pyxis Ltd.) and Genopore Ltd. Prior to Compugen, Dr. Cohen-Dayag was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Eran Perry joined the Board of Directors in July 2019. Mr. Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder of several pharmaceutical companies including Seanergy Dermatology, Follicle Pharma Silverskate Bio and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr.  Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Gilead Halevy joined the Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries Corp. Ltd.; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and as a director of Keter Holdings Ltd., S. AL Holdings Ltd., Plastfit Ltd. AA Politiv (1999) Ltd. and Odem Scientific Applications Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Mathias (Math) Hukkelhoven joined the Board of Directors in March 2022 and serves as a Venture Partner for Panacea Venture Management Company Ltd. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Dr. Hukkelhoven has been a consultant for several biotech companies and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Dr. Hukkelhoven joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. Prior to joining Bristol Myers Squibb, Dr. Hukkelhoven held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Dr. Hukkelhoven received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Dr. Kinneret Livnat Savitzky joined the Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as an entrepreneur in residence at Team8. Dr. Livnat Savitzky also serves on the board of directors of Ramot (TTO of Tel-Aviv University). Between 2017 and 2021 she served as the Chief Executive Officer of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as Chief Executive Officer of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed Chief Executive Officer of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined the Board of Directors in June 2018. Mr. Zweifach is a senior executive with over 32 years of experience in the life sciences industry. He has extensive experience in corporate partnering, business development, operations, private and public investing, and capital raising. Mr. Zweifach founded and served as Chief Executive Officer of both Nuvelution Pharma, Inc. and Ascendancy Healthcare, Inc. Mr. Zweifach was also a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. Prior to this, he was Chief Executive Officer of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was President of the firm’s M&A and financing division and was also responsible for oversight of the firm’s finance department. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen. Currently Mr. Zweifach serves as the Chairman of the board of directors of Carisma Therapeutics, Inc., President and CBO and member of the board of directors of IMIDomics, Inc. and a member of the board of directors of Essa Pharma, Inc. In addition, Mr. Zweifach sits on several other private boards of directors and has advisory roles with two investment funds. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Directors’ Compensation

Compensation to our Non-Executive Directors

As approved by the Company’s shareholders, each of our non-executive directors, whether currently in office or appointed in the future, excluding the Chair of the Board of Directors (each, a “non-executive director”) is entitled to the following compensation: (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of each committee and up to $5,000 for service as a chair of each committee); and (ii) a one-time initial grant of 50,000 options in the first year of service (the “Initial Equity Grant”) and an additional annual grant of 25,000 options in each of the following years of service (the “Annual Equity Grant”), provided however, that instead of an Initial Equity Grant and/or Annual Equity Grant that consists of options only, the Compensation Committee and the Board may in their discretion issue to the non-executive directors RSUs or other equity awards which are not options (“Other Equity”). For the purpose of determining the number of Other Equity to be granted, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For example, the Annual Equity Grant of 25,000 options would be adjusted to 12,500 units of Other Equity awards, provided, that with respect to an Annual Equity Grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board approve the grant of 7,500 RSUs to the non-executive directors (which would have been equal to 15,000 options), then the number of options to be granted would be 10,000). The Vesting Terms (as defined below) and other terms of the options as specified below, apply to Other Equity that may be granted, in a similar manner.

The grant date of each Initial Equity Grant is the date of appointment for service as director, whether initially appointed by the Board or by the general meeting of the Company’s shareholders, with an exercise price equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of initial appointment to serve on the Board. The grant date of each Annual Equity Grant is such date on which the Board approves the annual equity grants to other Office Holders (provided that the service as director continues at the time of each grant), and the exercise price of the options equals the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to such Board approval. All such grants vest over a four-year period as follows: 25% of the equity awards granted vest on the first day of the quarter one calendar year immediately following the quarter in which the equity awards were granted, and an additional 6.25% of the equity awards granted vest each quarter thereafter for the next thirty-six (36) months (the “Vesting Schedule”). Other than as described herein, both the Initial Equity Grants and the Annual Equity Grants are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan, as amended (the “2010 Plan”), or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which options will expire ten years after their grant date, unless they expire earlier in accordance with the terms of such plans (e.g., expiration due to termination of office).

Notwithstanding the terms of the relevant equity-based plan, all equity awards granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant equity-based plan, all equity awards that are vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office (the vesting terms detailed in this paragraph, together with the Vesting Schedule, the “Vesting Terms”). To the extent legally available and applicable, all equity awards will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

If elected, in consideration for their service, our director nominees, except for Dr. Eran Ophir and Dr. Anat Cohen-Dayag, shall be entitled to the compensation specified herein.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Dr. Eran Ophir, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be, and he or she is hereby, elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2026 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

See “Required Vote and Voting Procedures” above. The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

APPROVAL OF COMPENSATION FOR DR. ANAT COHEN-DAYAG, OUR INCOMING
EXECUTIVE CHAIR OF THE BOARD

Background

As previously announced, immediately following the Meeting (the “Service Commencement Date”), Dr. Anat Cohen-Dayag, currently our President and Chief Executive Officer and member of the Board, will step down from her role as President and Chief Executive Officer and assume the newly created role of Executive Chair of the Board (subject to her re-election to the Board at the Meeting), replacing Paul Sekhri, our current chairman of the Board, who will step down from the Board at the conclusion of the Meeting. At such time, Dr. Eran Ophir will be succeeding Dr. Cohen-Dayag in the position of President and Chief Executive Officer.

In connection with Dr. Cohen-Dayag’s new role as Executive Chair of the Board, our shareholders are being asked to approve her compensation in connection with her role as Executive Chair of the Board and in connection with the transition from her existing role as President and Chief Executive Officer to the role of Executive Chair of the Board.

Dr. Cohen-Dayag has about 30 years of experience in the biotech industry, both in R&D and executive leadership roles. She joined Compugen in 2002, and has held various executive managerial positions, including VP R&D, before being appointed President and Chief Executive Officer in 2010. In 2014 she joined our Board. For a complete description of Dr. Cohen-Dayag’s biography, please see Item No. 1 above.

Under Dr. Cohen-Dayag’s leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from Compugen’s computational discovery platforms and entered into global strategic partnerships with pharma companies on some of the pipeline programs.

Dr. Cohen-Dayag has been, and will remain, important to the execution of our long-term strategy, and, accordingly, the Nomination and Corporate Governance Committee recommended, and the Board appointed Dr. Cohen-Dayag to fill the role of Executive Chair of the Board commencing as of the Service Commencement Date, subject to her re-election for service as a member of the Board at the Meeting.

In her new role as the Company’s Executive Chair of the Board, Dr. Cohen-Dayag will support a smooth Chief Executive Officer transition and will continue to be actively involved in helping to shape Compugen’s strategy and corporate goals and continue to assist in fostering the strong relationships she has built with Compugen’s partners over the years.

Roles and Responsibilities of the Executive Chair

In her role as the Executive Chair of the Board, Dr. Cohen-Dayag will provide strategic leadership, governance, and mentorship to the President and Chief Executive Officer with focus on corporate strategy and strategic partnerships, working alongside the President and Chief Executive Officer to ensure the Company’s long-term success.

The key responsibilities of Dr. Cohen-Dayag as Executive Chair are stated below:

•	mentor and support the Chief Executive Officer and ensure alignment between the executive team and the Board;

•	provide high-level strategic direction and guidance to help align the Company’s long-term goals with its mission and vision;

•	provide oversight and support over strategic business matters, corporate strategy, corporate development, strategic initiatives and partnerships, investor relations and market positioning;

•	provide leadership and direction to the Board and facilitate the operations of the Board to support effective decision-making and governance;

•
consult with the Nomination and Corporate Governance Committee on candidates for nomination or appointments to the Board and ensure that appropriate committee structure and composition is in place to effectively implement corporate objectives set out by the Board; and

•	provide additional services required by the Board.

Dr. Cohen-Dayag Current Terms of Employment

Pursuant to Dr. Cohen-Dayag’s current employment agreement as the Chief Executive Officer of the Company, her gross monthly base salary is NIS 150,000 (approximately $41,670, based on $/NIS average representative exchange ratio as published by the Bank of Israel during the first six months of 2025, which is $1=NIS 3.6, which is used throughout this Proxy Statement to reflect $ equivalent of NIS amounts). Dr. Cohen-Dayag is also entitled to customary fringe benefits which include, among others, managers’ insurance, pension and education fund, long-term disability and life insurance, D&O insurance and indemnification undertaking by the Company, meals arrangements and car-related expenses. In addition, Dr. Cohen-Dayag is eligible for an annual equity-based compensation and for an annual cash bonus, all subject to receipt of all approvals required by applicable law and to the terms of our compensation policy (the “Compensation Policy”).

At the annual general meeting of the Company’s shareholders for 2023 (the “2023 AGM”), our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive (i) an annual target bonus payment of up to six (6) gross monthly base salaries and (ii) an annual maximum bonus payment of up to nine (9) gross monthly base salaries for each of the calendar years 2024, 2025 and 2026, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the Compensation Committee and Board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. Pursuant to the 2023 AGM, between 80% to 100% of the annual bonus of our Chief Executive Officer is based on measurable criteria and up to 3 gross monthly base salaries are based on non-measurable criteria.

In accordance with our shareholders’ approval at the Company’s annual general meeting for 2020 and our shareholders’ approval at the 2023 AGM, Dr. Cohen-Dayag received an annual cash bonus payment of NIS 643,800 (80% of the annual target bonus and 53% of the maximum attainable bonus approved by the shareholders), NIS 684,000 (76% of the annual target bonus and 51% of the maximum attainable bonus approved by the shareholders) and NIS 648,000 (72% of the annual target bonus and 48% of the maximum attainable bonus approved by the shareholders) (approximately $178,830, $190,000 and $180,000, respectively) for 2022, 2023 and 2024 fiscal years, respectively.

While the Compensation Committee and the Board believe that disclosure of the specific objectives set for the annual cash bonus and their score may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans, in 2025 such objectives are related to development of clinical assets and early pipeline and business development objectives, all of which are measurable.

Furthermore, in accordance with our Compensation Policy, in addition to annual cash bonuses, our Compensation Committee and Board may approve a special bonus in cash or equity (or a mix thereof) either under special circumstances, or for special contributions, achievements, assignments or a change of control, up to a total maximum amount (for any calendar year) equal to 6 gross monthly base salaries of the relevant Office Holder. Accordingly, at the 2024 AGM, our shareholders approved the grant of a special cash bonus in the amount of NIS 292,000 (approximately $81,110) to Dr. Cohen-Dayag in connection with her significant contribution to the license agreement entered into by the Company with Gilead.

It is noted that in October 2023, our Board adopted a policy for recovery of erroneously awarded compensation (clawback policy) that complies with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Additionally, at the 2023 AGM, our shareholders approved an annual equity grant plan for Dr. Cohen-Dayag for each of the calendar years 2024, 2025 and 2026, pursuant to which Dr. Cohen-Dayag shall be granted options to purchase up to 300,000 Ordinary Shares (the “Equity Framework”), in each of these years, as shall be determined by the Compensation Committee and Board of Directors with respect to each such year. In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to other employees and Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be approved by the Board on the date on which it approves the respective year’s annual equity grants to other Office Holders. In addition, the Compensation Committee and the Board may nevertheless determine that as part of an annual equity grant to Dr. Cohen-Dayag, Dr. Cohen-Dayag may be granted Other Equity. For the purpose of determining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For illustration purposes, if the Compensation Committee and Board approve an annual equity grant to Dr. Cohen-Dayag of 120,000 options and 90,000 RSUs, then for the purpose of determining whether such grant is within the Equity Framework, the 90,000 RSUs will be given a weight of 180,000 units and the 120,000 options will be counted as 120,000 units, comprising an aggregate of 300,000 units which is within the Equity Framework. In any event, such issuance is subject to the terms and limitations specified in our Compensation Policy, that requires, among other things, that at least 30% of the value of any annual equity grant to our officers (as defined in the Compensation Policy and applies to Dr. Cohen-Dayag) shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board.

Unless otherwise specified herein, the equity granted in each respective year is subject to the terms and conditions of the 2010 Plan (or any other option plan adopted by the Company). Each annual equity grant vests over a four-year period as follows: twenty-five percent (25%) vests on the last day of the quarter one calendar year from the date of grant; and an additional 6.25% vests each quarter thereafter for the next 36 months. The options in these equity grants have an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board. They expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan (e.g., expiration due to termination of employment) or the terms of the equity agreement to be entered into between the Company and Dr. Cohen-Dayag. If applicable, the equity grants are granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company’s previous election in this regard, be subject to the capital gains route for tax purposes.

All vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise period following the termination of Dr. Cohen-Dayag’s employment as the Company’s Chief Executive Officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time).

As of August 5, 2025, Dr. Cohen-Dayag held options to purchase a total of 1,415,000 Ordinary Shares and 52,500 RSUs. Out of the outstanding options: (i) options to purchase 1,013,750 Ordinary Shares, with a weighted average exercise price of $5.41 per share, were exercisable as of August 5, 2025; and (ii) options to purchase 401,250 Ordinary Shares, with a weighted average exercise price of $1.66 per share, had not vested as of August 5, 2025. Of the unvested options on August 5, 2025, options to purchase 126,557 Ordinary Shares are expected to vest during 2025, options to purchase 133,127 Ordinary Shares are expected to vest during 2026 and options to purchase the remaining 141,566 Ordinary Shares are expected to vest during the period between March 31, 2027, and September 30, 2028. As of August 5, 2025, none of the RSUs have vested, and they would vest until September 30, 2028. As of August 5, 2025, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Cohen-Dayag’s is 1,169,244.

Dr. Cohen-Dayag’s employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag’s employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time).

In the event that Dr. Cohen-Dayag’s employment is: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag would also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Termination Payment”), and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag would be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag as of such time would be accelerated and become immediately exercisable as of the effective date of such Dismissal or change of control. Upon Dismissal, Dr. Cohen-Dayag would also be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon an event of change of control, following which Dr. Cohen-Dayag’s employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag would be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

It is noted that the terms related to change of control under Dr. Cohen-Dayag’s employment agreement were established in the past, and the Company no longer enters into this type of change of control arrangement with its executives.

Proposed Terms of Executive Chair and Compensation with Respect to Transition in Office;

In connection with setting the compensation terms of Dr. Cohen-Dayag with respect to the transition from her position as President and Chief Executive Officer to her new role as an Executive Chair of the Borad and termination of her role as President and Chief Executive Officer, the Compensation Committee and the Board conducted, among other things, consultations with AON, the Company’s independent international compensation advisor and approved the following compensation terms, which are being brought for shareholder approval:

(a)
In connection with the transition of Dr. Cohen-Dayag to her new position as Executive Chair of the Borad (effective as of the time the Meeting approves the matter in this Item 2 (and subject to such approval and her re-election at the Meeting)), Dr. Cohen-Dayag’s employment agreement currently in effect will be amended as follows:

(i)	Starting January 1, 2026 (for the reasons specified in (b) below), Dr. Cohen-Dayag’s gross monthly base salary will be reduced by 50% and will be equal to NIS 75,000 (approximately $20,830).

(ii)
Dr. Cohen-Dayag’s bonus for the calendar years 2026 and 2027 will be equal to (a) an annual target bonus payment of up to six (6) gross monthly base salaries and (b) an annual maximum bonus payment of up to nine (9) gross monthly base salaries for over achievement, where 100% of Dr. Cohen-Dayag’s annual bonus will be based on measurable criteria only, as shall be determined by the Compensation Committee and Board with respect to each calendar year. For any of the calendar years 2026 and 2027, the Compensation Committee and the Board will set at least two (2) measurable criteria and relative weight for each criterion. These measurable criteria may include, among other things, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy. The annual target cash bonus, and the annual maximum bonus payment will be determined linearly based on the performance score for each year, provided that, if less than an aggregate score of 50% of the measurable objectives set for a respective year is achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus for such year. Dr. Cohen-Dayag shall be eligible to receive the annual cash bonus for each of the calendar years specified above, subject to her continuous employment as the Executive Chair of the Board through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

(iii)
The Equity Framework (i.e., option to purchase up to 300,000 Ordinary Shares), shall be amended (and not used in 2025 nor in 2026 for granting awards, even though Dr. Cohen-Dayag will hold the position of President and Chief Executive Officer for most of 2025) and instead starting in 2025 and onwards Dr. Cohen-Dayag shall be entitled to an annual equity grant of options to purchase 100,000 Ordinary Shares (“Chair Equity Framework”) as long as she acts as the Executive Chair of the Board at the time of grant, where all the terms applying to the Equity Framework specified above shall apply to the Chair Equity Framework, provided that, (i) no Other Equity will be issued in connection with the Chair Equity Framework (and the equity grants will be comprised of options only), and (ii) with respect to the grant for 2025, such grant will take place upon shareholder approval on the date of the Meeting, and the exercise price of the options specified above shall be equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of the Meeting.

(iv)
Dr. Cohen-Dayag will continue to be a party to the letter of indemnification that the Company provides its Office Holders with and will continue to be insured under the Company’s directors’ and officers’ insurance policy.

(v)
Any reference to her role as Chief Executive Officer (and therefore any rights, obligations and scope derived from that role as specified herein) will be made to her role as Executive Chair of the Board.

All other terms of Dr. Cohen-Dayag employment agreement (all of which are described above under the heading “Dr. Cohen-Dayag Current Terms of Employment”) will continue to apply in accordance with their existing terms (where Dr. Cohen-Dayag’s terms of employment, as amended herein shall be referred to as the “Chair Employment Terms”).

(b)
In connection with the transition and the termination of Dr. Cohen-Dayag’s position as President and Chief Executive Officer and since Dr. Cohen-Dayag will continue the transition process of her role during the rest of 2025, after Dr. Eran Ophir enters into office as President and Chief Executive Officer and will provide intensive mentorship and support to him and will remain accountable for the 2025 results, Dr. Cohen-Dayag will maintain her cash components for 2025 with a gross monthly base salary of NIS 150,000 (approximately $41,670) until the end of 2025 and an annual bonus for 2025 in accordance with the terms specified in the 2023 AGM, as specified above (with NIS 150,000 as gross monthly base salary and with 80% measurable criteria and 20% non-measurable criteria) and subject to her employment as the Executive Chair of the Board through the last day of 2025. In terms of the equity award for 2025, as this is perceived by the Company to be primarily a forward-looking component, Dr. Cohen-Dayag will not be entitled to an award under the Equity Framework as CEO in 2025, but rather to an award under the Chair Equity Framework (as specified in subsection (a) above), which is tied to her future period as Executive Chair. Dr. Cohen-Dayag shall also be entitled to an amount of up to NIS 287,220 (approximately $79,780) for redemption of unused vacation days (based on the number of accrued vacation days at the time she ceases to serve as the Company’s President and Chief Executive Officer) and up to NIS 26,000 (approximately $7,220), which is payable by her in connection with termination of her car lease (where Dr. Cohen-Dayag’s terms specified in this paragraph shall be referred to as the “CEO Separation Terms”).

Considerations taken by the Compensation Committee and the Board when approving the compensation of Dr. Anat Cohen-Dayag

In assessing the proposed compensation terms described above, the Committee and the Board reviewed benchmark data prepared by AON, the Company’s independent international compensation advisor, for executive chairs who transitioned from Chief Executive Officer roles in comparable cases in the Company’s field and also considered Dr. Cohen-Dayag’s current compensation as Chief Executive Officer, which was also used as a relevant reference point against comparable companies in the biotech field (in terms of number of employees, revenues, R&D expenses, cash and cash equivalents and market capitalization) mainly located in Israel and in the United States, including public Israeli companies traded on Nasdaq or dually listed for trading on Nasdaq and the TASE, some of which do business in the same geographical locations as our Company (the “Peer Group”) and also evaluated Dr. Cohen-Dayag’s proposed terms in relation to her current pay, internal pay ratios, including the compensation of other senior executives and confirmed that the proposed terms are consistent with the Compensation Policy. The Compensation Committee and the Board also considered that the value of the suggested Chair Equity Framework for 2025, calculated based on the price of our Ordinary Shares on July 31, 2025, is approximately $25,450 for each of the years upon which it would vest, assuming a four-year vesting period (for assumptions and key variables used in the calculation of the equity value, please see Note 2n to our financial statement accompanying our 2024 Form 20-F).

The Compensation Committee and the Board further reviewed the composition of the equity award based on the Peer Group information that indicated that 87% of comparable companies use time-based options (“Options”) as long-term incentive for named executive officers, with a vast majority of which using Options as the primary equity vehicle.

In addition, when considering the compensation proposed for Dr. Cohen-Dayag as detailed above, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of Executive Chair of the Board, considering the size of the Company and the scope, complexity and nature of its operations and information regarding the transition process from Dr. Cohen-Dayag’s role as President and Chief Executive Officer to Executive Chair of the Board; (ii) Dr. Cohen-Dayag’s education, qualifications, expertise and extensive experience in the biotech industry in general, and her performance in her role as President and Chief Executive Officer; (iii) the information included in the benchmark information with respect to executive chairs in the Company’s field who transitioned from Chief Executive Officer roles in comparable cases, according to which the compensation terms proposed for Dr. Cohen-Dayag are below the 25th percentile paid by these peer group companies; (iv) market compensation trends, including in situations where the Chief Executive Officer transitioned to the role of Executive Chair of the Board; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Executive Chair of the Board and the Company’s performance, while protecting the interests of the Company and its shareholders; (vi) compensation terms of Dr. Cohen-Dayag in her position as the Company’s President and Chief Executive Officer, including in comparison to her compensation in her position as Executive Chair of the Board (showing that the value of Dr. Cohen-Dayag’s total on target total compensation as Executive Chair as of January 1, 2026 (and as of July 31, 2025 for the purpose of calculating the equity value) is equal to 46% of her total on target total compensation as President and Chief Executive Officer had she been the President and Chief Executive Officer on such date); and (vii) examination of data regarding the ratio between the proposed compensation and the compensation of the incoming President and Chief Executive Officer (showing that value of Dr. Cohen-Dayag’s total on target total compensation as Executive Chair as of January 1, 2026 (and as of July 31, 2025 for the purpose of calculating the equity value) is equal to 58% of the total on target total compensation of our incoming as President and Chief Executive Officer as of January 1, 2026), the compensation of the rest of the Company’s employees and, particularly, the ratio to the average compensation and the median compensation of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

After evaluating the considerations above, our Compensation Committee and Board determined that the proposed compensation terms for Dr. Cohen-Dayag in her role as Executive Chair of the Board and in connection with the transition to such role, are reasonable, appropriate and for the benefit of the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“(a) RESOLVED, that the Chair Employment Terms specified above be, and hereby are, approved”; and

“(b) RESOLVED, that the CEO Separation Terms specified above be, and hereby are, approved.”

Since the Chair Employment Terms and the CEO Separation Terms require different majority votes for approval under Israeli Law, each of these matters is put to vote separately.

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 3

APPROVAL OF COMPENSATION FOR DR. ERAN OPHIR, OUR NEWLY APPOINTED
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

As previously announced, immediately following the Meeting (the “Service Commencement Date”) Dr. Eran Ophir will be succeeding Dr. Anat Cohen-Dayag in the position of President and Chief Executive Officer.

Dr. Ophir currently serves as our Chief Scientific Officer and immediately following the Meeting will become the President and Chief Executive Officer of the Company and a member of the Board (subject to his election to the Board at the Meeting). Currently, Dr. Ophir is our scientific leader responsible for leading the Company’s research and discovery efforts. Dr. Ophir brings significant expertise in immunology and immuno-oncology, strategic and operational leadership, and with his deep understanding of our pipeline, plays a central role in building our innovative immuno-oncology pipeline and corporate strategy. Dr. Ophir joined Compugen in 2015 as a senior scientist and has since held various positions in the R&D department, with increasing responsibilities, including appointment to the management team in March 2020 and Senior Vice President of Research and Drug Discovery in April 2022. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science and served as a Postdoctoral Research Fellow at the Ludwig Institute for Cancer Research, Switzerland.

Under the Companies Law, arrangements regarding the compensation of a chief executive officer of a publicly traded company should generally be consistent with such company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order. Following the approval of our Compensation Committee and Board, we now seek our shareholders’ approval for the proposed compensation to Dr. Ophir in his capacity as the Company’s Chief Executive Officer.

General

Below are the principal terms of compensation proposed to Dr. Ophir in his position as the Company’s Chief Executive Officer:

Annual Gross Base Salary

As of the Service Commencement Date, Dr. Ophir will be entitled to a gross monthly base salary of NIS 120,000 (approximately $33,330), plus customary fringe benefits which include, among others, managers’ insurance, pension and education fund, long-term disability and life insurance, D&O insurance and indemnification undertaking by the Company, meals arrangements and car-related expenses.

When approving the gross monthly base salary of our incoming President and Chief Executive Officer, our Compensation Committee and Board conducted, among other things, consultations with AON, the Company’s independent international compensation advisor, and considered the scope of his responsibilities, his experience and qualifications, its relation to Dr. Cohen-Dayag’s current salary (showing that the value of Dr. Ophir’s total on target total compensation as President and Chief Executive Officer is equal to 78% of the total on target total compensation of our Dr. Cohen-Dayag as President and Chief Executive Officer as of July 31, 2025 and as of such date for the purpose of calculating the equity value), and examined the compensation paid to other Chief Executive Officers within our Peer Group, which showed that the gross monthly base salary proposed to Dr. Ophir in his position as the Company’s Chief Executive Officer, is slightly higher than the 25th percentile of the Peer Group.

Annual Bonus Plan for 2025, 2026 and 2027

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to create for Dr. Ophir, in his position as our Chief Executive Officer, an annual cash bonus plan for each of the years 2025, 2026 and 2027 that awards annual achievements and that is aligned with the Company’s forward-looking strategy. Such annual cash bonus plan shall include annual measurable objectives that will be set in advance for any of the said years by our Compensation Committee and Board from a list of approved objectives (specified below) and may also include discretionary components. The Compensation Committee and the Board will determine, with respect to each of the relevant years, the target and maximum annual cash bonus, as well as the related objectives and their related weights, including applicable thresholds, and the formula for calculating the annual cash bonus payment to be granted to Dr. Ophir, all in accordance with the guidelines set forth below.

The annual cash bonus amount that Dr. Ophir will be entitled to upon achieving 100% of his objectives, as shall be determined by the Compensation Committee and Board for each of the relevant years, i.e., his target annual cash bonus, will be up to six (6) gross monthly base salaries (which is lower than the maximum amount of nine (9) gross monthly base salaries permitted under the Compensation Policy). For each relevant year, the annual cash bonus formula will include an over achievement opportunity designed to encourage him to reach exceptional achievements, pursuant to which the maximum payment with respect to each calendar year shall be up to 150% of the target bonus determined by the Compensation Committee and the Board for such year (i.e., nine (9) monthly base salaries if the target bonus is set at six (6) gross monthly base salaries, and which is lower than the maximum amount of thirteen and a half (13.5) gross monthly base salaries permitted under the Compensation Policy). This proposed annual cash bonus will be determined linearly based on his performance score for each year.

If less than an aggregate score of 50% of the applicable measurable objectives set for a respective year is achieved, Dr. Ophir will not be entitled to any annual cash bonus for such year.

Dr. Ophir shall be eligible to receive the annual cash bonus for each of the years 2025, 2026 and 2027 under the framework set forth herein, subject to his continuous employment as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

With respect to 2025 only, since Dr. Ophir will serve as our Chief Executive Officer during a partial period in 2025, he will be entitled to a bonus payment which takes into account his different salaries during the different periods and the different bonus formulas for him as a Chief Scientific Officer and as a Chief Executive Officer (where his target annual cash bonus and maximum target annual cash bonus in his capacity as Chief Scientific Officer are lower than in his capacity as Chief Executive Officer as stated herein).

Objectives; The objectives and weights of the annual cash bonus of Dr. Ophir for each of the calendar years 2025 (pro-ratably to the term Dr. Ophir will serve as Chief Executive Officer), 2026 and 2027 are and shall be determined in advance by the Compensation Committee and the Board for each year, pursuant to the following guidelines:

	Weight	Objectives
Measurable Objectives	80%-100%*
For any calendar year, the Compensation Committee and the Board will set at least two (2) measurable criteria and the relative weight of each criterion. These measurable criteria may include, among other things, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy.

Non-measurable Objectives	Up to three (3) gross monthly base salaries	Non-measurable components

* Notwithstanding the said percentage and in compliance with the Companies Law, the Compensation Committee and the Board may determine that up to three (3) gross monthly base salaries will be based on non-measurable criteria as determined herein.

While the Compensation Committee and the Board believe that disclosure of the specific objectives set for the annual cash bonus and their score may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans, in 2025 such objectives are related to development of clinical assets and early pipeline and business development objectives, all of which are measurable.

Our Compensation Committee and Board believe that the proposed annual cash bonus targets and respective maximum bonus payments reflect an appropriate level of cash compensation incentive for our Chief Executive Officer, considering the benchmark information relating to the value of the annual cash bonus, considering Dr. Cohen-Dayag’s annual cash bonus plan in her role as Chief Executive Officer and considering Dr. Ophir’s experience and his importance to the Company and its future plans and prospects, success, growth and profitability and that it also suitably links between pay and performance and aligns Dr. Ophir’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

The Compensation Committee and Board also considered the data of our Peer Group that showed that the target annual cash bonus target proposed to Dr. Ophir is above the 25th percentile and below the 50th percentile of the Peer Group.

Subject to receipt of shareholder approval to Dr. Ophir’s compensation terms as our new Chief Executive Officer, the Compensation Committee and the Board will determine, subject to the terms herein, without the need for further shareholder approval, the actual annual cash bonus payments to be paid, if any, to Dr. Ophir, for each of the years 2025, 2026 and 2027.

The proposed annual cash bonus plan for Dr. Ophir is consistent with the Compensation Policy.

Annual Equity Award Plan for 2025, 2026 and 2027.

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to set an annual equity award plan for our Chief Executive Officer that is aligned with the Company’s forward-looking strategy.

Accordingly, and in line with the provisions set forth in our Compensation Policy with respect to equity-based compensation, it is proposed to approve an annual equity award plan for the Company’s Chief Executive Officer pursuant to which Dr. Ophir shall be granted options to purchase up to 200,000 Ordinary Shares for each of the calendar years 2025, 2026 and 2027 (the “CEO Equity Framework”), as shall be determined by the Compensation Committee and the Board with respect to each calendar year (noting the number of awards opportunity under the new CEO Equity Framework is lower than the framework of the departing President and Chief Executive Officer).

Since Dr. Ophir has already received his 2025 annual equity grant in his role as Chief Scientific Officer, comprised of 65,000 options, we are seeking shareholder approval to grant Dr. Ophir an additional award of 135,000 options, which is a forward looking award that is part of the three-year award structure intended to start building a more significant stake of equity in the Company as Chief Executive Officer and provide Dr. Ophir with a long term incentive, while requiring him to successfully grow the value of the Company in order to materialize the benefit of these options. This grant of additional 135,000 options will take place upon shareholder approval on the date of the Meeting and the exercise price of these options shall be equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of the Meeting.

The value of the maximum award permitted under the proposed CEO Equity Framework, calculated based on the price of our Ordinary Share on July 31, 2025, is approximately $50,890 for each of the years upon which it would vest, assuming a four-year vesting period. For assumptions and key variables used in the calculation of the equity value, please see Note 2n to our financial statement accompanying our 2024 Form 20-F.

As of August 5, 2025, following the annual grant of 65,000 options to Dr. Ophir, Dr. Ophir held options to purchase a total of 405,250 Ordinary Shares and 11,375 RSUs. Out of the outstanding options: (i) options to purchase 245,817 Ordinary Shares, with a weighted average exercise price of $5.78 per share, were exercisable as of August 5, 2025; and (ii) options to purchase 169,433 Ordinary Shares, with a weighted average exercise price of $1.62 per share, had not vested as of August 5, 2025. Of the unvested options on August 5, 2025, options to purchase 35,698 Ordinary Shares are expected to vest during 2025, options to purchase 58,380 Ordinary Shares are expected to vest during 2026, and options to purchase the remaining 75,355 Ordinary Shares are expected to vest during the period between March 31, 2027, and September 30, 2029. As of August 5, 2025, none of the RSUs have vested and they would vest until September 30, 2028. As of August 5, 2025, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Ophir is 272,030.

As of August 5, 2025, following the annual equity grant to our employees, executive officers and directors for 2025 (including the grant of 65,000 options to Dr. Ophir that are mentioned above, but excluding the grant of additional 135,000 options to him and excluding the grant of 100,000 options to Dr. Cohen-Dayag, both of which are subject to shareholder approval at the Meeting) (i) the total number of outstanding options amounted to 8,671,933, (ii) the total number of outstanding RSUs amounted to 659,030, and (iii) the total number of shares reserved for issuance under our 2010 Plan amounted to 701,560 and no shares were reserved for issuance under our employee share purchase plan. Therefore, based on our issued and outstanding share capital as of August 5, 2025, equal to 93,535,357 Ordinary Shares, our outstanding and reserved equity constitutes approximately 9.7% of our issued and outstanding share capital on a fully diluted basis as of such date. It is important to note that the number of our outstanding options reflects the fact that since March 23, 2022, only minimal number of our options were exercised due to the decrease in the Company’s share price during that period.”

Current Status of Equity Holding.

In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to employees and other Office Holders (for whom shareholder approval is not required), the annual equity awards to Dr. Ophir under the CEO Equity Framework will be approved by the Board on the date on which it approves the respective year’s annual equity grants to other Office Holders.

Each annual equity grant awarded under the CEO Equity Framework will vest over a four-year period as follows: 25% will vest on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty-six (36) months. Notwithstanding the foregoing, the vesting of all unvested equity awards awarded under the CEO Equity Framework shall be accelerated upon the occurrence of both of the following terms (y) the closing of a Merger/Sale, as defined in the 2010 Plan; and (z) following the closing of such Merger/Sale and within 12 months from the date of the closing thereof, either (i) the termination by the Company or the Successor Corporation (as defined in the 2010 Plan) of Dr. Ophir’s employment (other than termination for “Cause” (as defined in the 2010 Plan)); or (ii) Dr. Ophir resigns for Just Reason. For purposes hereof, “Just Reason” is defined as a change in Dr. Ophir’s position in the Company (or the surviving entity following merger), provided that Dr. Ophir is not offered to continue to be employed in a comparable or more senior position and/or on comparable or more favorable terms.

The options granted under the Equity Framework will have an exercise price equal to the closing price of the Shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board.

The options granted each year to Dr. Ophir will be subject to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these equity awards would be granted, and to the terms of the option agreements for such options . These options will expire 10 (ten) years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan (e.g., expiration due to termination of employment) or the terms of the option agreements for such options. If applicable, these equity awards will be granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

All vested options granted to Dr. Ophir under the Equity Framework shall have a one-year exercise term following the termination of his employment as the Company’s Chief Executive Officer, other than in the event of termination for “cause” (as defined in his employment agreement as shall be in effect from time to time), which is in line with our Compensation Policy.

In addition to the foregoing, and not as part of the Equity Framework, Dr. Ophir will also be entitled to participate until the end of 2027 in the Company’s 2021 Employee Share Purchase Plan or any other employee share purchase plan(s) that may be adopted by the Company from time to time (the “ESPP”), as long as the fair market value of the benefit provided to him under such ESPP (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of his gross annual base salary.

When approving the CEO Equity Framework for 2025, 2026 and 2027, our Compensation Committee and Board of Directors considered the composition of the equity award based on the Peer Group information as specified in Item 2 above, and considered, among other matters, the internal ratio of such equity award relative to the other executives, including to Dr. Cohen-Dayag in her role as Chief Executive Officer (pursuant to the information above), the amount and value of Dr. Ophir’s current equity-based compensation and the equity compensation provided to other Chief Executive Officers within our Peer Group, which showed that the CEO Equity Framework is below the 25th percentile of the Peer Group, looking both at the dilution and the equity award value. In addition, the Compensation Committee and Board determined that the proposed CEO Equity Framework suitably links pay to performance, aligns our Chief Executive Officer’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

Annual Vacation

Dr. Ophir will be entitled to up to 23 vacation days per year, with a permitted accumulation of up to 46 days.

Notice Period for Termination

Six (6) months by both Dr. Ophir and the Company. It is hereby clarified that Dr. Ophir shall not be entitled to any other termination terms or severance arrangements, beyond those mandated by applicable law.

Indemnification and Insurance

Dr. Ophir will be a party to the letter of indemnification that the Company provides its Office Holders with and will be insured under the Company’s directors’ and officers’ insurance policy.

Dr. Ophir will not be entitled to any additional compensation for his services as the President of the Company and as member of the Board (if elected).

Considerations taken by the Compensation Committee and the Board when approving the compensation of Dr. Eran Ophir

When considering the compensation proposed for Dr. Ophir as the Company’s Executive Chief Officer, in addition to the considerations specified above and the confirmation that the proposed terms are consistent with the Compensation Policy, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, among other things: (i) the responsibilities and duties of Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Dr. Ophir’s education, qualifications, expertise and experience, and his performance in his previous roles; (iii) market compensation trends; (iv) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Executive Chief Officer and the Company’s performance, while protecting the interests of the Company and its shareholders; (v) the relation to compensation terms of Dr. Cohen-Dayag, our current Chief Executive Officer as specified above; and (vi) examination of data regarding the ratio between the proposed compensation and the compensation of the rest of the Company’s employees and, particularly, the ratio to the average compensation and the median compensation of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

After evaluating the considerations discussed above, our Compensation Committee and Board determined that the proposed compensation terms for Dr. Ophir in his role as Executive Chief Officer are reasonable, appropriate and for the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the compensation terms for Dr. Eran Ophir in his capacity as Chief Executive Officer specified above be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders.

KFGK has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2024 and 2023 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2024 and 2023:

	2024	2023
Audit Fees	$222,000	$163,000
Audit Related Fees	$15,000	$65,000
Tax Fees	$5,000	$4,500
All Other Fees	$3,000	$2,500
Total	$245,000	$235,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2024

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024. This item will not involve a vote of the shareholders.

Our 2024 consolidated financial statements, as well as our 2024 Form 20-F, may be viewed on our website at https://ir.cgen.com/overview/default.aspx through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il. None of the audited consolidated financial statements, our 2024 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 6, 2025

PROXY VOTING INSTRUCTIONS Please have your 11-digit control number ready when voting by Internet or Telephone.
Vote Your Proxy on the Internt: Go to www.FCRvote.com/CGEN Have your proxy card available when you access the above website. Follow the prompts to vote your shares
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As a shareholder of COMPUGEN LTD., you have the option of voting your shares electronically through the Internet or by telephone, eliminating the need to return the proxy card. Your electronic or telephonic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m. Eastern Time on September 14, 2025.
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COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2025 AT 11:00 a.m. EASTERN DAYLIGHT TIME

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF COMPUGEN LTD.

The undersigned shareholder(s) hereby appoint(s) Anat Cohen-Dayag and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated below, all of the ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share (the “Ordinary Shares”) of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 6:00 p.m. (Israel time), on Tuesday, September 16, 2025, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel, and any adjournment or postponement thereof (the “Meeting”).

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NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

NAME & ADDRESS HERE YOUR CONTROL NUMBER Address Change: (If you noted any Address Changes above, please mark box.) ☐

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting of Shareholders to be held on September 16, 2025:

The Notice and Proxy Statement is available at:
https://web.viewproxy.com/CGEN/2025

↓ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ↓

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.

The Board of Directors recommends that you vote FOR each of the following Proposals:
4. To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.

FOR ☐           AGAINST ☐             ABSTAIN ☐

BY EXECUTING THIS PROXY CARD, OR VOTING VIA TELEPHONE OR INTERNET, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2(b) AND PROPOSAL NO. 3, EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2(b) AND/OR PROPOSAL NO.3, AS DETAILED HEREIN. IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2(b) AND/OR PROPOSAL NO. 3, PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. IVOR KRUMHOLTZ OF SHIBOLET & CO. LAW FIRM BY EMAIL AT I.KRUMHOLTZ@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2(b) AND/OR PROPOSAL NO. 3, YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH VOTING SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY THE VOTING INSTRUCTION CARD), OR THROUGH THE ELECTRONIC VOTING SYSTEM, OR VIA TELEPHONE OR INTERNET VOTING WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY STATING THAT HE OR SHE IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NEITHER OF THE FOREGOING.

PLEASE SEE THE PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

Please mark your votes like this ☒
1.To elect each of the seven (7) directors specified herein to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2026 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Israeli Companies Law, 5759-1999 and the Articles of Association of the Company.

NOMINEES:	FOR	AGAINST	ABSTAIN
(1) Eran Ophir, Ph.D.	☐	☐	☐
(2) Anat Cohen-Dayag, Ph.D.	☐	☐	☐
(3) Eran Perry	☐	☐	☐
(4) Gilead Halevy	☐	☐	☐
(5) Mathias Hukkelhoven, Ph.D.	☐	☐	☐
(6) Kinneret Livnat Savitzky, Ph.D.	☐	☐	☐
(7) Sanford (Sandy) Zweifach	☐	☐	☐

2(a). To approve the Chair Employment Terms as defined in the proxy statement.
FOR ☐ AGAINST ☐ ABSTAIN ☐
2(b). To approve the CEO Separation Terms as defined in the proxy statement.
FOR ☐ AGAINST ☐ ABSTAIN ☐
3.To approve the compensation terms for Dr. Eran Ophir in his capacity as Chief Executive Officer.
FOR ☐ AGAINST ☐ ABSTAIN ☐